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                                    Filed by Plum Creek Timber Company, Inc. and
                                                     Georgia-Pacific Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                  Commission File Number: 1-3506
                                    Subject Company: Georgia-Pacific Corporation



                                                    [PLUM CREEK LOGO]


PLUM CREEK TIMBER COMPANY, INC.
999 Third Avenue
Suite 2300
Seattle, Washington 98104
206 467 3600






Contacts:    Emilio Ruocco                   Rich Good
             Dir., Investor Relations        Dir., Investor Relations
             Plum Creek Timber Company       Georgia-Pacific Corp.
             (206) 467-3618 or               (404) 652-4720
             1-800-858-5347

             Robert J. Jirsa                 Ken Haldin
             Dir., Corp & Env. Aff.          Dir., Ext. Comm.
             Plum Creek Timber Company       Georgia Pacific Corp.
             (206) 467-3626                  (404) 652-6098



            PLUM CREEK TIMBER COMPANY TO MERGE WITH GEORGIA-PACIFIC
                        CORPORATION'S THE TIMBER COMPANY

Plum Creek Will be Preeminent Pure Timber Company, Owning and Managing Over 7.9
              Million Acres of Geographically Diverse Timberlands

SEATTLE, WA and ATLANTA, GA - July 18, 2000 - Plum Creek Timber Company (NYSE:
PCL) and Georgia-Pacific Corporation (NYSE: GP) today announced they have signed a definitive agreement to merge Plum Creek Timber Company and The Timber Company (NYSE: TGP), a separate operating group of Georgia-Pacific Corporation, creating the world's preeminent pure timber company. Following completion of the transaction, Plum Creek will become the second largest private timberland owner in the


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United States, with over 7.9 million acres in 19 states. Plum Creek will remain headquartered in Seattle.

"With this strategic acquisition, Plum Creek will generate greater value by combining the resource and land management expertise of both entities with a larger base of highly productive, and more geographically diverse timberlands," said Rick R. Holley, Plum Creek's President and CEO. "We are excited because this transaction not only meets our strict financial and operating criteria, it adds significantly to the underlying value of our business," he continued. "Specifically, we expect it to be accretive immediately to cash flow and earnings and it will enhance our operating flexibility."

Under the agreement, The Timber Company shareholders will receive 1.37 shares of Plum Creek Timber Company stock (currently paying an annual dividend of $2.28 per share) for each share of The Timber Company stock. Based on Plum Creek's closing stock price of $27.375 on July 17, 2000, the overall transaction is valued at approximately $4.0 billion, including $1.0 billion of The Timber Company debt. The transaction is anticipated to be tax-free to holders of both The Timber Company and Plum Creek common stock.

A. D. "Pete" Correll, Chairman and CEO of Georgia-Pacific Corporation, said The Timber Company transaction represents a major departure from the traditional ownership and operating philosophies of integrated forest products manufacturers. "Since the separation of our timber business as an operating group in 1997, we have proven the merits of independently operating timber assets and demonstrated that manufacturers don't have to own timberlands to be competitive. We can efficiently procure wood and fiber for our manufacturing base independently, on the open market, from which more than 80 percent of our raw material needs are already supplied. This transaction will enable us to advance Georgia-Pacific's strategy toward the value-added segments of the industry supply chain."

"We are acquiring some of the most productive timber assets in the United States," noted Holley. "Together, we will have the scale, structure and combined management capabilities to optimize the potential of these assets, while maintaining an industry leading commitment to environmental stewardship."

Plum Creek and The Timber Company are recognized for their innovative approach to environmental stewardship and the combined timberlands will be managed under the guidelines of Plum Creek's Environmental Principles. The new lands will also be included in Plum Creek's ongoing independent third party audit program under the Sustainable Forestry Initiative (SFI).

Plum Creek will assume a 10-year wood supply agreement between Georgia-Pacific and The Timber Company, ensuring continued access to fiber for Georgia-Pacific's manufacturing facilities and providing Plum Creek with a stable, long-term customer for The Timber Company's southeastern timberlands.

Up to three new members will be added to the Plum Creek Board of Directors including two to be agreed upon by Plum Creek and Georgia-Pacific. Mr. Holley will remain President and CEO, and Donald L. Glass, currently President and Chief Executive Officer


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of The Timber Company, is expected to become Chief Operating Officer and a member of the Board of Directors of the combined company. Plum Creek intends to retain substantially all of The Timber Company's employees as well as its Atlanta office.

The transaction is subject to approval by the shareholders of Plum Creek and The Timber Company, and receipt of a ruling from the Internal Revenue Service that the transaction is tax-free to Georgia-Pacific and Plum Creek, and to the shareholders of The Timber Company. The transaction is also subject to receipt of applicable governmental approvals and the satisfaction of customary closing conditions. Closing is expected by the end of the first quarter of 2001.

Plum Creek will hold a conference call to discuss this transaction at 4:45 PM EDT. To access the call, dial 1-800-834-5980. A replay of the call will be available by calling 1-800-633-8284 using the access code: 15855462 through July 25, 2000.

Plum Creek Timber Company (NYSE: PCL), a publicly traded Real Estate Investment Trust (REIT), is one of the largest timber companies in the nation, with ownership and manufacturing facilities in the Northwest, Southern, and Northeast United States.

Headquartered in Atlanta, The Timber Company is a separate operating group of Georgia-Pacific Corporation and its performance is reflected in one of the corporation's two common stocks. The Timber Company manages 4.7 million acres of timberland in the United States and sells timber and wood fiber to industrial wood users, with approximately 60 percent of its annual harvest sold to Georgia-Pacific Corporation (NYSE: GP).

Attachments: Pro Forma Fact Sheet

             Map of Combined Holdings

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS TO BE FILED BY PLUM CREEK AND GEORGIA-PACIFIC WITH THE SEC REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY PLUM CREEK AND GEORGIA-PACIFIC AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM PLUM CREEK BY DIRECTING SUCH REQUEST TO PLUM CREEK TIMBER COMPANY, INC., ATTN: EMILIO RUOCCO, 999 THIRD AVENUE, SUITE 2300, SEATTLE, WA, 98104-4096 OR FROM THE TIMBER COMPANY BY DIRECTING SUCH REQUEST TO GEORGIA-PACIFIC CORPORATION-THE TIMBER COMPANY, ATTN: RICH GOOD, 133 PEACHTREE STREET, N.E., ATLANTA, GA, 30303.


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FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the cyclical nature of the forest products industry, our ability to harvest our timber, our ability to execute our acquisition strategy, and regulatory constraints. These risks are detailed from time to time in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made, and neither the Company nor its management undertakes any obligation to update or revise any forward-looking statements. It is likely that if one or more of the risks and uncertainties materializes, the current expectations of the Company and its management will not be realized.


                                       ###

                PLUM CREEK TIMBER COMPANY AND THE TIMBER COMPANY
                              PRO FORMA FACT SHEET


SECOND LARGEST TIMBERLAND OWNER IN THE UNITED STATES
       -      7.9 Million Acres
       -      19 States
       -      2747 Employees
       -      Sales - $1.19 Billion (1999)
       -      Harvest- 6.3 MMCunits (1999)

GEOGRAPHIC AND SPECIES DIVERSITY
       -      4.4 Million Acres - Primarily pine forests in the South
       -      1.5 Million Acres - Douglas-fir/pine/larch/ forests in the Rocky
                 Mts.
       -      904,000 Acres - Mixed conifer/hardwood in northern forest (Maine)
       -      571,000 Acres - Primarily Douglas-fir/hemlock in northwest
       - 503,000 Acres - Mixed pine/hardwood forests in the Appalachian and north central Region

OTHER BUSINESS ACTIVITIES
       - Continuous evaluation and sale or exchange of selected properties that have greater value as conservation, commercial, or recreation sites. 1999 revenue - $87.7 Million
       -      8 Nurseries producing 125 million seedlings per year
       - 11 Manufacturing Facilities in Montana, Louisiana, Arkansas 1999 revenue - $404 Million

LEADERS IN ENVIRONMENTAL FORESTRY
       - The 7.9 million acres will be managed under Plum Creek's "Environmental Principles." Over 3.3 million Plum Creek acres were independently audited in 1999 by PricewaterhouseCoopers and verified to be in compliance with the Sustainable Forestry Initiative (SFI) Program. The Triton timberlands will be included in Plum Creek's audit program as soon as practicable.
       - 13 innovative habitat conservation agreements are in place or in process, covering over 2.3 million acres, and protecting 15 different threatened and endangered species.

PRO FORMA FACTS
       -      Listed:                  NYSE, PSE: PCL
       -      Structure:               Real Estate Investment Trust (REIT)
       -      Shares Outstanding:      178.25 million
       -      Headquarters:            Seattle, WA




  [Map of Plum Creek Timber Company and The Timber Company combined ownership]

The preceding communications contain forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These forward-looking statements include, but are not limited to, future product, market and technology development, future benefits of the merger, estimated date of completion of the transaction, and the expected impact of the transaction on future earnings. These risks and uncertainties include difficulties in the assimilation of operations, technologies and products of Georgia-Pacific Corporation-The Timber Company ("The Timber Company"), diversion of management's attention from other business concerns and risks of entering new markets.

For a further list and description of such risks and uncertainties that could cause actual results to differ materially from such forward-looking statements, see the reports filed by Plum Creek Timber Company, Inc. ("Plum Creek") and Georgia-Pacific Corporation with the SEC.

The Timber Company and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of The Timber Company's shareholders to adopt the agreement providing for Plum Creek's acquisition of The Timber Company. The participants in this solicitation may include the directors and executive officers of Georgia-Pacific, who may have an interest in the transaction including as a result of holding shares or options of The Timber Company. A detailed list of the names and interests of Georgia-Pacific's directors and executive officers is contained in Georgia-Pacific's Proxy Statement for its 2000 Annual Meeting, which may be obtained without charge at the SEC's website at www.sec.gov.

Plum Creek and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Plum Creek's stockholders to adopt the agreement providing for Plum Creek's acquisition of The Timber Company. The participants in this solicitation may include the directors and executive officers of Plum Creek, who may have an interest in the transaction including as a result of holding shares or options of Plum Creek. A


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detailed list of the names and interests of Plum Creek's directors and executive officers is contained in Plum Creek's Proxy Statement for its 2000 Annual Meeting, which may be obtained without charge at the SEC's website at www.sec.gov.